12014125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington DC
123

SEC FILE NUMBER
8- 53735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McColl Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Tryon Street, Suite 5400
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Ryan 704-333-0528
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd., Ste 500 (Address) Charlotte (City) NC (State) 28211 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/10

KAB 3/11

OATH OR AFFIRMATION

I, Patrick J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McColl Partners, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary E. Goretti
Notary Public
Mecklenburg County, NC
My Commission Expires 11/24/2014

Mary E. Goretti
Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
McColl Partners, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of McColl Partners, LLC, (the "Company"), a wholly-owned subsidiary of McColl Group, LLC, as of December 31, 2011 and 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of McColl Partners, LLC as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 27, 2012

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | P 704.367.7020 | F 704.367.7760 | dhgllp.com

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Statements of Financial Condition
December 31, 2011 and 2010
(Confidential Treatment Requested)

Assets

	2011	2010
Cash	$ 5,586,541	$12,344,434
Certificates of deposit	100,725	100,378
Accounts receivable, net of allowance for doubtful accounts	1,006,950	1,995,238
Prepaid expenses	123,864	99,054
Investments, at fair value	504,740	-
Property and equipment, net of accumulated depreciation	244,333	222,449
Total assets	$ 7,567,153	$14,761,553

Liabilities and Member's Equity

	2011	2010
Compensation payable	$ 2,433,334	$ 2,919,672
Deferred revenue	877,206	759,641
Accounts payable and other liabilities	446,616	821,931
Total liabilities	3,757,156	4,501,244
Member's equity	3,809,997	10,260,309
Total liabilities and member's equity	$ 7,567,153	$14,761,553

The accompanying notes are an integral part of these financial statements.

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Notes to Financial Statements
December 31, 2011 and 2010
(Confidential Treatment Requested)

1. Description of Organization

McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC (the "Parent"), was formed as a Delaware limited liability company on May 25, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a registered investment adviser with the North Carolina Securities Division.

The Company offers investment banking advisory services to private and public clients in connection with mergers and acquisitions, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash – The Company considers all highly liquid investments with an original maturity of less than three months at date of purchase to be cash equivalents. Interest bearing deposit balances in a single financial institution in excess of $250,000 are not insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced losses in such deposit accounts. The Company holds approximately $2.9 million of cash in excess of the FDIC coverage but believes it is not exposed to any significant credit risk on cash and cash equivalents.

Certificates of deposit – Certificates of deposit include various certificates of deposit with an original maturity of three months or greater.

Accounts receivable – Accounts receivable, net of allowance for doubtful accounts, includes amounts billed and receivable from clients in connection with investment banking advisory services rendered, including related reimbursable out-of-pocket expenses. Unbilled reimbursable out-of-pocket expenses were $438,449 and $208,002 at December 31, 2011 and 2010, respectively. The allowance for doubtful accounts was $1,007,314 and $648,205 at December 31, 2011 and 2010, respectively. Credit is extended based on evaluation of the customer's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful collections that is based upon a review of outstanding receivables.

Investments – Investments owned may include both marketable securities and securities not readily marketable. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions (one year or greater), or conditions applicable to the securities or to the Company.

Property and equipment - Property and equipment is recorded at cost and consists of office equipment purchased. Purchased property and equipment is depreciated over the respective lives of the assets. Accumulated depreciation was $620,257 and $669,822 at December 31, 2011 and 2010, respectively.

Deferred revenue – The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the services period, generally ten months. Deferred revenue as of December 31, 2011 and December 31, 2010 represents retainer fees paid for advisory services to be rendered in 2012 and 2011, respectively.

Accounts payable and other liabilities - Accounts payable and other liabilities include amounts payable in the ordinary course of business.

Income taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of The McColl Group LLC and no income tax provision is recorded by the Company. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2011. Fiscal years ending on or after December 31, 2008 remain subject to examination by federal and state tax authorities.

Management estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events – The Company evaluated the effects subsequent events would have on the financial statements through February 27, 2012, which is the date the financial statements were available to be issued.

3. Commitment and Contingencies

The Company leases the Charlotte, NC office under an operating lease, which began in November 2005. The lease has an escalating rent clause of 2.5% per year. The lease has a term of 56 months with options to extend the term for successive 24 and 56 month periods.

The Company leases the Dallas, TX office under an operating lease which began in October 2010. The lease has an escalating rent clause of $.50/rsf each year. The lease has a term of 40 months. The Company has other operating leases for office space and equipment that are on a month-to-month basis or have lease terms less than a year.

Future minimum rental payments under all leases are as follows:

2012	$ 446,671
2013	456,827
2014	430,171
2015	437,472
2016	448,409
2017	76,603
	$ 2,296,153

4. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

5. Related Party Transactions

The Company had a payable of $68,788 to a related party at December 31, 2010.

6. Defined Contribution Plan

The Company sponsors a 401(k) profit sharing plan. All full-time employees over 21 years old with one year of service are eligible. The Company profit sharing contribution is discretionary.

7. Fair Value of Financial Instruments

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1: Observable inputs such as quoted prices in active markets.
- Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
- Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include a money market fund.

Level 3 investments include an investment in a private equity fund. For purposes of calculating the net asset value ("NAV"), the Fund's assets will generally be valued as follows:

- securities or other instruments for which market quotes are readily available will be valued based on quotes obtained from a quotation reporting system, established market makers or pricing services;
- exchange-traded options, futures and options on futures will be valued at the settlement price determined by the exchange;

- short-term investments with maturities of sixty (60) days or less generally will be valued at amortized cost; and
- securities, loans or other instruments for which market quotes are not readily available will be valued at fair value as determined in good faith by the Administrator, its delegate or another independent service provider appointed by the General Partner (fair valuation also may be used if extraordinary events occur after the last readily available quotation).

There is no secondary market for the fund's interests and none are expected to develop.

The following table sets forth by level within the fair value hierarchy the Company's assets accounted for at fair value on a recurring basis as of December 31, 2011. There were no investments as of December 31, 2010.

	Assets at Fair Value as of December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Money Market Fund	$ 296,213	$ -	$ -	$ 296,213
Private Equity Fund*	-	-	208,527	208,527
Total	$ 296,213	$ -	$ 208,527	$ 504,740

* Represents investment in a private equity fund focused on purchasing distressed mortgage-backed securities (residential and commercial). The fund also invests in residential and commercial performing and non-performing loans and bank equity. There are restrictions on transferring interests in the fund and it has limited liquidity provisions.

The Company recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between the levels for the year ended December 31, 2011.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8. Concentrations

Two customers accounted for approximately 39% of the total accounts receivable balance at December 31, 2011. Two customers accounted for approximately 61% of the total accounts receivable balance at December 31, 2010.

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Charlotte, North Carolina

Statements of Financial Condition

December 31, 2011 and 2010